February 17, 2009

Via Facsimile and Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  David S. Lyon

Re:	Heritage Commerce Corp Form 10-K
Filed March 17, 2008
File No. 000-23877

Dear Mr. Lyon:

Heritage Commerce Corp (the “Company”) hereby respectfully submits its responses to the SEC staff comments made by letter dated February 3, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC staff in the February 3, 2009 letter.  Each response is preceded by a reproduction of the corresponding SEC staff comment.

Form 10-K

Item 11.  Executive Compensation

General

1.                                       Please refer to comment 1 in our letter dated December 16, 2008.  We note that you will revise future filings to provide the requested disclosure.  Please provide us with a draft of your proposed disclosure regarding the peer group component companies.

Response 1:

The Company informs the staff that the following is a draft of the disclosure that will appear in the Company’s Proxy Statement for its 2009 Annual Meeting in the “Compensation Discussion and Analysis.”

“In 2007, the Committee undertook a comprehensive review of the Company’s compensation programs for executive officers, other elected officers, selected staff and the Board of Directors.  The Committee engaged the compensation consulting firm of Carl D. Jacobs Group LLC (the “Jacobs Group”) to assist in formulating an overall compensation strategy.  The Jacobs Group provided an independent analysis of the Company’s executive compensation policies and practices and provided analyses on the pay practices of the Compensation Peer Group and other comparable market data.  The Jacobs Group, with consultation with the Committee, selected a peer group of financial institutions to establish a

Compensation Peer Group.  The companies included in the Compensation Peer Group were selected from publicly traded banks in California and several from neighboring states based on:  (i) compatibility of the Company based on size as measured through total assets between one and four billion dollars, (ii) similarly of their product lines and business focus, and (iii) the competitive market for executive talent.  The Compensation Peer Group consisted of 16 publicly-traded independent community banks, with the majority located in the San Francisco area.  In addition to the Compensation Peer Group, The Jacobs Group also assembled, reviewed and compiled data from 9 published compensation surveys.  Published surveys included California banks located in our service areas, as well as local area data drawn from national surveys.  The Comparative Peer Group and the comparative survey data was used to benchmark executive compensation levels against banks that have executive positions with responsibilities similar in breadth and scope to ours and that compete with us for executive talent.  With such information, the Committee reviewed and analyzed compensation for each executive and made adjustments as appropriate.  The Compensation Peer Group component companies used in the evaluation of the Company’s compensation programs for executive officers and the Board of Directors were as follows:

Imperial Capital Bancorp	Vineyard National Bancorp
Nara Bancorp	Wilshire Bancorp
First Regional Bancorp	Center Financial Corporation
Capital Corp of the West	TriCo Bancshares
Beverly Hills Bancorp	Farmers & Merchants Bancorp
Cascade Financial Corporation	Pacific Mercantile Bancorp
First California Financial Group	First Mutual Bancshares
Bank of Marin Bancorp	Bridge Capital Holdings	”

2.                                       Please refer to comment 2 in our letter dated December 16, 2008.  Please confirm that you do not currently intend to seek confidential treatment of any future performance targets that will be used to establish compensation.

Response 2:

The Company confirms that it does not currently intend to seek confidential treatment of the performance targets used to establish compensation that will be disclosed in the Company’s proxy statement for its 2009 annual meeting to be held in May 2009.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Transactions with Management, page 17 of DEF 14A

3.                                       Please refer to comment 3 in our letter dated December 16, 2008.  We note your affirmation that loans entered into with related parties were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender.  Please confirm that this disclosure will be included in future filings.

Response 3:

The Company informs the staff that the following is a draft of its disclosure to appear in its Proxy Statement for its 2009 Annual Meeting under the caption “Transactions with Management.”

“Some of the Company’s directors and executive officers, as well as other related persons (as defined under “Policies and Procedures for Approving Related Transaction”), are customers of, and have had banking transactions with, the Company’s subsidiary, Heritage Bank of Commerce, in the ordinary course of business, and Heritage Bank of Commerce Bank expects to have such ordinary banking transactions with these persons in the future. In the opinion of the management of the Company and Heritage Bank of Commerce, all loans and commitments to lend included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company or Heritage Bank of Commerce with similar creditworthiness, and do not involve more than the normal risk of collectability or present other unfavorable features. Loans to individual directors, executive officers and related persons must comply with the Heritage Bank of Commerce’s lending policies and statutory lending limits. In addition, prior approval of the Heritage Bank of Commerce’s Board of Directors is required for all loans advanced to directors and executive officers.  As of December 31, 2008, Heritage Bank of Commerce had an aggregate of $                     of loans outstanding to directors, executive officers and other related persons.”

4.                                       Please refer to comment 4 in our letter dated December 16, 2008.  We note that you will revise future filings to provide the requested disclosure.  Please provide us with a draft of your proposed disclosure regarding the total dollar volume of loans outstanding at year end.

Response 4:

Please see our response to comment 3 above.

*          *          *          *          *          *

In connection with our response, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (408) 494-4562, or by facsimile at (408) 947-6919.

Sincerely,

HERITAGE COMMERCE CORP

By:	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice-President and
Chief Financial Officer